Orbis
Grupa Hotelowa

09045240

Warsaw, 2009-01-13

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC Mail Processing Section

JAN 3 0 2009

Washington, DC
111

OSA/AH-1/9/2009

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report No. 2/2009.
Best regards

Ireneusz Węgłowski

Vice-President

PROCESSED
FEB 0 3 2009
THOMSON REUTERS

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Current report no. 2/2009
January 9, 2009

Subject: major blocks of shares

"Orbis" S.A. with its registered address at 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby informs that today it has received a notice from BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A. with the wording as in the attached file.

Fundusze Inwestycyjne Arka

BZ WBK AIB
Towarzystwo Funduszy Inwestycyjnych S.A.
pl. Wolności 16, 61-739 Poznań
tel.: + 48 61 885 73 22
fax: + 48 61 855 73 21

Business secret of the financial market

L.Dz. DZ. BZ WBK AIB TFI S.A. /PF 05/09.

Mr.
Jean-Philippe Savoye
President of the Management Board
Orbis Spółka Akcyjna S.A.
ul. Bracka 16
00-028 Warszawa

Poznań, January 8, 2009

Dear Mr. President,

Acting by virtue of Article 69 section 2 point 1 letter a) in connection with Article 87 section 1 point 2 letter a) of the Act dated July 29, 2005 on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading and Public Companies (Official Journal „Dz.U." No. 184, item 1539), BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych Spółka Akcyjna, acting for and on behalf of Arka BZ WBK Akcji Funduszu Inwestycyjnego Otwartego, Arka BZ WBK Rozwoju Nowej Europy Funduszu Inwestycyjnego Otwartego, Arka BZ WBK Akcji Środkowej i Wschodniej Europy Funduszu Inwestycyjnego Otwartego, Arka BZ WBK Akcji Środkowej i Wschodniej Europy Funduszu Inwestycyjnego Zamkniętego, Arka BZ WBK Stabilnego Wzrostu Funduszu Inwestycyjnego Otwartego, Arka BZ WBK Zrównoważony Funduszu Inwestycyjnego Otwartego, and Lukas Funduszu Inwestycyjnego Otwartego (hereinafter referred to as the „Funds"), hereby informs that as a result of acquisitions of shares, cleared on January 6, 2009, the listed Funds have become holders of a number of shares resulting in an increase in the total number of votes at the general meeting of the public company Orbis Spółka Akcyjna by more than 2%.

BZ WBK AIB
Towarzystwo Funduszy Inwestycyjnych S.A.
pl. Wolności 16, 61-739 Poznań
tel.: + 48 61 885 73 22
fax: + 48 61 855 73 21

Previously, the listed Funds informed about the holding of 14.112% share in the total number of votes at the general meeting of shareholders of the company Orbis S.A.

Before the increase in the shareholding, there were 7,411,794 company shares, accounting for 16.09% of the share capital, held on the Funds' accounts,. These shares carried 7,411,794 votes at the general meeting of shareholders, which accounted for 16.09% share in the total number of votes at the general meeting of the company Orbis S.A.

As of January 6, 2009, a total of 7,431,280 shares, accounting for 16.13% of the share capital, were deposited on securities accounts of the Funds. These shares carried 7,431,280 votes, which accounted for 16.13% share in the total number of votes at the general meeting of the company Orbis S.A.

Furthermore, Towarzystwo informs that, pursuant to the procedure stipulated in Article 46 section 1 point 1) of the Act of May 27, 2004 on Investment Funds (Official Journal „Dz. U." No. 146, item 1546, as subsequently amended), it has commissioned the management of the Funds' investment portfolios to the company BZ WBK AIB Asset Management Spółka Akcyjna with its registered address in Poznań. Therefore, BZ WBK AIB Asset Management S.A. is also obligated to notify acquisitions of shares referred to herein.

Best regards

Krzysztof Fabrykiewicz
acting Funds Valuation Director

END